Ex.99.H(c)

May 28, 2013

FEE WAIVER COMMITMENT BENEFITING TORCHLIGHT VALUE FUND, INC. AND TORCHLIGHT VALUE FUND MASTER, LLC

Dear Sirs:

We are pleased to confirm the following terms in respect of our commitment as stated in registration statement of the Funds on Form N-1A to waive certain fees that otherwise would be due us under the applicable investment advisory agreement dated October 31, 2006.  In particular, and in consideration of the premises and mutual covenants herein contained, Torchlight Investors, LLC (the “Adviser”) agrees as follows:

1. The Adviser agrees to waive a portion of the advisory fee stated in said advisory agreement (the “Advisory Fee”) payable to the Adviser such that the Funds’ total annual operating expenses (the “Total Annual Operating Expenses”) do not exceed 0.80% of the Funds’ net asset value.  The Total Annual Operating Expenses include the Advisory Fee, but exclude out-of-pocket due diligence and other expenses (including, but not limited to, legal, appraisal, environmental and site visit expenses) incurred by the Adviser in directly managing the Funds’ investments.  For the avoidance of doubt, Total Annual Operating Expenses also do not include brokerage and trading expenses, interest and borrowing expenses, taxes, and extraordinary expenses.  The same principles apply to any fees or discounts collected (or credited against the purchase price of an investment) by the Funds as part of their investment activities such that these fees or discounts will not be credited against Total Operating Expenses for purposes of calculating a management fee waiver.

2. The Adviser understands and intends that the Funds will rely on the terms of this letter in preparing and filing their registration statements on Form N-1A and in accruing the expenses of the Funds for purposes of calculating net asset value and otherwise, and expressly permits the Funds to do so.

3. Nothing in this letter shall be construed as preventing the Adviser from voluntarily limiting or waiving the Advisory Fee and expenses outside the contours of this Agreement, except as expressly set forth herein.  Nor shall anything in this letter be construed as requiring the Adviser to take any action to limit the Total Annual Operating Expenses other than waiver of the Advisory Fee hereunder.

4. The terms of this letter shall be governed by applicable federal laws, rules and regulations and the laws of the State of New York without regard to the conflicts of law provisions thereof; provided, however, that nothing herein shall be construed as being inconsistent with applicable federal law. Where the effect of a requirement of applicable federal law reflected in any provision of this letter is altered by a new or changed rule, regulation or order of the SEC, whether of special or general application, such provision shall be deemed to incorporate the effect of such rule, regulation or order.  This letter is to be understood as the entire agreement between the parties in respect of the subject matter of the letter.

5. The Adviser confirms that any amendment to or termination of these terms shall require the written consent of the Funds.

Sincerely,

TORCHLIGHT INVESTORS, LLC

By:	/s/ Samuel Chang
Name:	Samuel Chang
Title:	Director